THE MAJESTIC STAR CASINO, LLC
301 FREMONT STREET
LAS VEGAS, NV 89101

June 5, 2008

Via Edgar

Linda Cvrkel
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Majestic Star Casino, LLC
Form 10-K for the year ended December 31, 2007
Filed April 11, 2008
File No. 333-06489

Dear Ms. Cvrkel:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission, as set forth in the Staff’s letter of comments dated May 15, 2008 (the “Comment Letter”), to the above referenced Form 10-K of The Majestic Star Casino, LLC (the “Company”).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced in bold italics below from the Comment Letter in the order presented.

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis

- Executive Overview

- Developments in 2007 and 2008, page 28

1. We note your disclosure that cash coupons, when redeemed, are recorded in promotional allowances, which is netted from gross revenues when computing net revenues. Please explain to us why you believe it is appropriate to record the cash coupons when redeemed, rather than when earned.

Company’s response:

Cash coupons are not earned by the Company’s customers. Promotional coupons are mailed directly to the Company’s customers, based upon their rated gaming play and other criteria, solely at the discretion of management.  The coupons are redeemable for cash within a short time period and only upon a return visit. There is no ability to renew or extend the coupons. As such, the Company recognizes  a promotional allowance for these coupons at the time they are redeemed.

- Overall Operating Results – December 31, 2007 compared to December 31, 2006, page 29

2. We note your disclosure that casino revenues were reduced at the Majestic Properties and Fitzgeralds Tunica for the year ended December 31, 2007 by $5.6 million and $6.0 million, respectively, compared to the year ended December 31, 2006, due to the implementation of downloadable promotional credits. Please explain to us and revise future disclosures to state why gross revenues were reduced due to the implementation of these downloadable promotional credits.

Company’s response:

The Company’s Majestic Properties and Fitzgeralds Tunica provide promotional programs that allow customers to download credits directly to the slot machine being played (“downloadable promotional credits”).  The amount of downloadable promotional credits given to a customer is determined at the discretion of management.  Downloadable promotional credits are not earned by a customer; however, management generally makes its decision regarding the amount of downloadable promotional credits provided to a customer based on the customer’s tracked play or as an award or prize.  Neither the Majestic Properties nor Fitzgeralds Tunica records the wagering of downloadable promotional credits as slot revenues and corresponding gross revenues as no consideration is provided by the customer to make the wager.  Downloadable promotional credits are not redeemable for cash; however, any jackpots won as a result of the wagering of downloadable promotional credits are deducted from slot revenues and corresponding gross revenues. The net impact of the implementation of downloadable promotional credits is lower slot coin-in and slot revenues (casino revenues and gross revenues).

The implementation of the Company’s downloadable promotional credit programs coincided with a significant reduction in the Company’s direct mail cash coupon programs, generally on a dollar for dollar basis.  With the Company’s direct mail cash coupon programs, customers receive cash coupons from the Company which can be redeemed for cash with the hope that the cash will be wagered at the casinos’ slot machines and table games. Cash coupons are mailed directly to the Company’s customers, based upon their rated gaming play and other criteria, solely at the discretion of management. Cash coupons, when redeemed, are recorded as promotional allowances, which is deducted from gross revenues when computing net revenues. When the cash is wagered in slot machines, it is recorded as slot coin-in and slot revenue (casino revenues and gross revenues).

The lower slot revenues (casino revenues) under the downloadable promotional credit programs are offset by similar reductions in promotional allowances under the direct mail cash coupon programs thus negating the impact to net revenues.

The Company will revise future disclosures to state why gross revenues were lower due to the implementation of these downloadable promotional credits.

- Liquidity and Capital Resources, page 34

3. We note from the balance sheets that you had a significant working capital deficit as of December 31, 2007 and December 31, 2006. Please revise your discussion in MD&A in future filings to disclose the existence of the deficit and to indicate the course of action that management had taken or proposes to take to remedy the deficiency. See Item 303(a) of Regulation S-K.

Company’s response:

Any cash that the Company generates in excess of its current operating needs is used to pay down its Senior Secured Credit Facility rather than held in its bank accounts. The Senior Secured Credit Facility is recorded in long-term debt on the Company’s balance sheet. Conversely, when the Company’s current operating cash requirements are in excess of its cash in bank, the Company draws on its Senior Secured Credit Facility. The Company uses the availability under its Senior Secured Credit Facility to provide liquidity to meet current obligations and to support working capital needs.  As of December 31, 2007, there was $23.6 million available under the Company’s Senior Secured Credit Facility.

The Company will revise its discussion in MD&A in future filings to disclose the existence of the deficit and why the deficit is not an impediment to the Company’s operations. The Company will disclose the course of action that management intends to take to remedy the deficiency.

Audited Financial Statements

Statements of Changes in Member’s Deficit, page F-5

4. We note from your disclosure in Note 1 that as part of the Trump Indiana Acquisition you acquired 50% of BHPA and, through an affiliate, the other 50% interest in BHPA was contributed to the Company. In light of the contribution of the deficit in BHPA from affiliate that is presented on the statement of changes in member’s deficit for the year ended December 31, 2005, please tell us how you accounted for the additional 50% contribution of BHPA from an affiliate, including how you calculated or determined the amount recorded as member’s deficit.

Company’s response:

On December 21, 2005, in conjunction with the closing of the Trump Indiana acquisition, an affiliate of the Company, which owned a 50% joint venture in BHPA, contributed all of the affiliate’s interest in BHPA to the Company. Such contribution was made without payment of any consideration by the Company. The Company acquired the other 50% interest in BHPA through the acquisition of Trump Indiana. Prior to the contribution by the Company’s affiliate and the Trump Indiana acquisition, the Company was a lessee of a parking garage owned by Trump Indiana and the Company’s affiliate.  At the time the Company’s affiliate contributed its 50% interest in BHPA to the Company, the affiliate wrote down the value of its interest in BHPA to its fair market value and the affiliate adjusted its balance sheet to agree with prepaid rent on the Company’s balance sheet.  The result of these adjustments was the creation of a deficit on the affiliate’s balance sheet of $6,351,134.  This deficit, along with 50% of the assets and liabilities of BHPA, were recorded on the Company’s balance sheet at the time of the contribution.

Statements of Cash Flows, page F-6

5. We note that cash flows from investing activities include an increase in Lakefront Capital Improvement Fund in the years ended December 31, 2007 and 2006. Please explain to us and disclose in future filings the nature of this Fund and tell us how you determine the annual amounts paid or contributed to the Fund.

Company’s response:

On October 19, 2005, Majestic Star, Trump Indiana and the City of Gary (“City”) entered into an amendment to the Majestic Development Agreement (the “Amended Majestic Development Agreement”).  The Amended Majestic Development Agreement provides for the payment to the City of economic incentive payments equal to 3% of the adjusted gross receipts (as defined by the Indiana Riverboat Gaming Act) of Majestic Star and Majestic Star II, but in no event less than $6.0 million per year, with any amount in excess of $6.0 million being placed in a non-reverting improvement fund (the “Lakefront Capital Improvement Fund” or “the Fund”), of which 50% of the Fund’s assets are to be used solely to pay for or reimburse certain development and environmental remediation obligations of the City, and 50% of the Fund’s assets are to be used by the Company for improvements on or for the benefit of the Buffington Harbor area, including the Company’s Majestic Star and Majestic Star II casino operations. At December 31, 2007, there was $2.6 million in the Lakefront Capital Improvement Fund. The Company has disclosed the nature of the Fund in footnote 6 on pages F-14 and F-15 in the notes to financial statements.

Notes to the Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

- Push Down Accounting of Discount Notes from Majestic Holdco, page F-9

6. We note your disclosure that you anticipate that you will not be able to meet the required financial tests in order to make distributions to service all or a portion of the interest on the Discount Notes, nor will Majestic Holdco have sufficient funds available from present sources to make the interest payments required on the Discount Notes on April 15, 2009. Please explain to us and disclose in the notes to your financial statements and MD&A in future filings the negative effect, if any, on the Company if the cash payments for the interest on the notes is not made when it is due in April 2009.

Company’s response:

The Discount Notes are solely the obligation of Majestic Holdco and Majestic Holdco, Inc. (the co-issuer with Majestic Holdco) and are unsecured. Neither the Company nor any of its direct or indirect subsidiaries guarantees the Discount Notes nor are the equity or assets of the Company or its direct or indirect subsidiaries security for the Discount Notes. As the Company has no obligation under the Discount Notes, the Company anticipates that there will be no negative effect to itself if Majestic Holdco fails to make the required interest payments when due.

The Company will be more explicit in its disclosure in the notes to its financial statements and MD&A in future filings as to its belief that the failure to make the required interest payments when due will not have a negative effect on the Company.

- Downloadable Promotional Credits, page F-11

7. We note your disclosure that you have implemented promotions that allow customers to download promotional credits directly to the slot machine. Please provide us more detail as to how you account for these downloadable promotional credits, including how you recognize the cost, if any, of these credits. If you do not recognize the cost as an expense on your statement of operation, please explain to us why not. See paragraph 10 of EITF 01-09.

Company’s response:

The Company’s Majestic Properties and Fitzgeralds Tunica provide promotional programs that allow customers to download credits directly to the slot machine being played (“downloadable promotional credits”). The amount of downloadable promotional credits given to a customer is determined at the discretion of management.  Downloadable promotional credits are not earned by a customer; however, management generally makes its decision regarding the amount of downloadable promotional credits provided to a customer based on the customer’s tracked play or as an award or prize. Neither the Majestic Properties nor Fitzgeralds Tunica records the wagering of downloadable promotional credits as slot revenues as no consideration is provided by the customer to make the wager. Downloadable promotional credits are not redeemable for cash; however, any jackpots won as a result of the wagering of downloadable promotional credits are deducted from slot revenues. The net impact of the implementation of downloadable promotional credits is lower slot coin-in and slot revenues (casino revenues and gross revenues as part of net win calculation). There is no cost associated with these downloadable promotional credits and, therefore, none is recognized as an expense on the statement of operations.

Note 8. Other Intangible Assets, page F-16

8. We note that in connection with the acquisition of Trump Indiana in December 2005, you allocated $105.7 million of the purchase price to the gaming license and determined it had an indefinite life. Please explain to us how you determined or calculated the dollar amount allocated to this intangible asset, including any significant assumptions. Also, please explain to us why you believe that it is appropriate to assign this intangible asset an indefinite life. As part of your response, please tell us the nature and terms of the gaming license including renewal periods and any future requirements for license renewal.

Company’s response:

The acquisition of Trump Indiana was accounted for under the purchase method of accounting.  In order to assist the Company in assigning values to the assets acquired and liabilities assumed, the Company engaged a third party to assist with the valuation of the significant identifiable intangible assets acquired, as well as the other tangible assets acquired and certain liabilities assumed.

The Indiana Gaming Commission (“IGC”) is authorized to award up to eleven gaming licenses to operate riverboat casinos in the State of Indiana, and the Riverboat Gambling Act allows a person to hold up to one hundred percent of up to two individual Riverboat Owner’s Licenses. As the Company holds two of the eleven licenses available, the gaming license is considered a valuable asset of the Company. An indefinite life was chosen for the gaming license because the license can be renewed annually (with the assumption that the owner of the license will meet the conditions of riverboat gambling laws) for a nominal renewal fee.

In determining the value of the gaming license a discounted cash flow method was utilized.  Under the discounted cash flow method, the value was determined by the present value of the calculated net cash flows associated with the gaming license. Certain assumptions were used in calculating net cash flows: (a) casino revenues would grow at 3% per year based upon the Company’s expectations and historical growth patterns; (b) a terminal value was calculated utilizing a long-term growth rate of 3%, which assumed that the license was an indefinite-lived asset; (c) operating margins were held constant at 21.8% assuming no additional leverage of operating expense as expected revenues grew; and (d) the operating income for the gaming license was tax-affected at a 39% tax rate. Additionally, certain capital charges were deducted from the after-tax cash flows determined to be generated by gaming operations. These deductions accounted for the use and contribution of other assets to achieve the forecasted cash flows of the gaming license. The resulting net cash flows attributable to the gaming license were discounted utilizing a 14% discount rate, which reflected a 2% premium over the Company’s weighted average cost of capital rate. After including the tax benefit of amortization, the value of the gaming license was estimated to be $105.7 million.

A riverboat licensee’s initial Riverboat Owner’s License and Operating Contract may be renewed for one-year periods by the IGC upon satisfaction of certain statutory and regulatory requirements. While the IGC reserves the right to investigate riverboat licensees at any time it deems necessary, each riverboat licensee must undergo a complete reinvestigation every three years. The Majestic Properties underwent a complete reinvestigation in 2007 and applications for the required annual license renewals for 2007 were submitted and approved. The Company believes that as long as it does not commit any act in violation of the Indiana Riverboat Gaming Act or any other fraudulent act, the IGC cannot suspend or revoke its license.

Note 11. Long Term Debt, page F-19

-Senior Secured Credit Facility, page F-20

9. We note from the disclosure on page F-20 that the Company entered into an amendment to its Senior Secured Credit Facility on March 31, 2008 as the Company was out of compliance with the minimum EBITDA covenant of $70 million for the twelve months ended December 31, 2007. We also note that Amendment Eight waives the event of default that occurred as a result of being out of compliance with the minimum EBITDA covenant and modifies the definition of EBITDA. Please tell us and revise future filings to disclose the period for which the covenant violation has been waived. Also, please state the next date on which the minimum EBITDA covenant must be complied with. Refer to the disclosure requirements outlined in Rule 4-08 (c) of Regulation S-X.

Additionally, we note from the disclosure on page F-21 that given the Company’s significant debt and competitive markets, there is a risk that the Company might not achieve the financial covenants as outlined in the most recent Amendment Eight to the credit facility and that the Company may need to seek further amendments to the financial covenants contained in the amended Senior Credit Facility. We also note from the disclosure on page F-21 that this obligation is cross-defaulted with the Company’s other outstanding indebtedness. Given the debt covenant violation that existed at December 31, 2007 with regards to the Company’s Senior Secured Credit Facility and the uncertainty that exists with regards to the Company’s ability to comply with its debt covenant in future periods as discussed on page F-21 and the fact that the Company’s Senior Secured Credit Facility is cross-defaulted with the Company’s other debt obligation, please tell us and revise future filings to explain in further detail the Company’s basis for classifying its Senior Secured Credit Facility and other long-term debt obligation as long-term debt in the December 31, 2007 balance sheet. Refer to the guidance in EITF-86-30. We may also have further comment upon receipt of your response.

Company’s response:

The covenant violation of the minimum EBITDA requirement was waived for the twelve-month period ended December 31, 2007. Additionally, the minimum EBITDA requirement along with the minimum interest coverage ratio covenant (together the “Financial Covenants”) were lowered for future periods based on the forecasts the Company provided to the bank lending group to its Senior Secured Credit Facility for these Financial Covenants. The Company must be in compliance with the Financial Covenant requirements for each twelve-month period as of the end of each calendar quarter.

Although the Company was in default with respect to the Financial Covenants at December 31, 2007, it did obtain a waiver of the violation and, further, since the Company believed it was probable that the Company would be in compliance with the amended Financial Covenants at measurement dates that were within the next twelve months, it classified the debt as long term in accordance with EITF 86-30. However, each of the Company’s casino facilities operates in highly competitive markets. Existing competitors have announced new amenities and promotional programs.  In addition, our competitors frequently plan new amenities and promotional programs and it is difficult to predict what impact, if any, these new amenities and promotional programs will have on future financial results of the Company. The Company, by its disclosure, is advising investors and other interested parties that there is a risk the Company may be out of compliance with future Financial Covenants contained in the Senior Secured Credit Facility given the increasing competitive environment our casino facilities operate in.

The Company will revise future filings to disclose the period for which the minimum EBITDA covenant violation has been waived and to explain in further detail its basis for classifying its Senior Secured Credit Facility and other long-term debt obligations as long-term debt.

Note 17. Supplemental Guarantor Financial Information, page F-33

10. We note your disclosure that Majestic Star II, Fitzgeralds Tunica and Fitzgeralds Black Hawk are guarantor subsidiaries of the $300 million of Senior Secured Notes. Please tell us and disclose in future filings, whether the guarantees are full and unconditional and joint and several. Also, please indicate whether each of the subsidiary guarantors is 100% owned by the parent company. See Rule 3-10 (f) of Regulation S-X.

Company’s response:

The Majestic Star II, Fitzgeralds Tunica and Fitzgeralds Black Hawk (together the “Subsidiary Guarantors”) guarantees of the $300 million of Senior Secured Notes are “full and unconditional and joint and several.” Also, the Subsidiary Guarantors are wholly-owned by the parent company.

The Company will revise future filings to include this information.

The Company acknowledges that:

▪	it is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please call the undersigned at (702) 388-2400.

Sincerely,

/s/ Jon S. Bennett
Jon S. Bennett
Senior Vice President, Chief Financial Officer and Treasurer